AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 20, 2003
                                                     REGISTRATION NO. 333-105103
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------



                          PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-6
                               ------------------


                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
                               ------------------

A. EXACT NAME OF TRUST:


            CORPORATE SECURITIES TRUST - PREFERRED SECURITIES
            PORTFOLIO, SERIES 1


B. NAME OF DEPOSITOR: CITIGROUP GLOBAL MARKETS INC.

C. COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                        CITIGROUP GLOBAL MARKETS INC.
                        388 GREENWICH STREET
                        NEW YORK, NY  10013

D. NAMES AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                           COPY OF COMMENTS TO:
         MICHAEL KOCHMANN                  MICHAEL R. ROSELLA, ESQ.
         Citigroup Global Markets Inc.     Paul, Hastings, Janofsky & Walker LLP
         Citigroup Asset Management        75 East 55th Street
         300 First Stamford Place          New York, New York  10022
         Stamford, Connecticut 06902       (212) 318-6800

E. TITLE OF SECURITIES BEING REGISTERED:

            An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

            As soon as practicable after the effective date of the registration statement.


==============================================================================
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

                                Subject to Completion, Dated August 20, 2003

                                                                       CORPORATE
                                                                      SECURITIES
                                                                           TRUST
                                ------------------------------------------------
                                        Preferred Securities Portfolio, Series 1



                                        A UNIT INVESTMENT TRUST


(logo) The Corporate Securities Trust, Preferred Securities Portfolio, Series 1 sponsored by Citigroup Global Markets is a unit investment trust that offers investors the opportunity to purchase Units representing proportionate interests in a fixed portfolio of investment grade preferred securities which seeks to provide a high level of current income. The value of the Units will fluctuate with the value of the underlying securities.


                                The minimum purchase is $250.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.


Prospectus dated August  , 2003.
Read and retain this Prospectus for future reference


    INVESTMENT PRODUCTS: NOT FDIC INSURED; NO BANK GUARANTEE; MAY LOSE MONEY

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

CORPORATE SECURITIES TRUST - PREFERRED SECURITIES PORTFOLIO, SERIES 1 INVESTMENT SUMMARY

--------------------------------------------------------------------------------

Use this Investment Summary to help you decide whether the portfolio comprising the Corporate Securities Trust - Preferred Securities Portfolio, Series 1 is right for you. More detailed information can be found later in this prospectus.


Investment Objective


The trust seeks to provide investors with a high level of current income. The trust's diversified portfolio of preferred securities is for income-oriented investors.


There is no guarantee that the objective of the trust will be achieved.

Investment Strategy


The trust uses a "buy and hold" strategy with a portfolio of securities, designed to remain fixed over its long-term life. Unlike a mutual fund, the portfolio is not managed; however, a security can be sold under some adverse circumstances.


Investment Concept and Selection Process


Preferred securities have characteristics of both debt and equity. Like debt, investors receive a flow of income at a predictable, fixed rate. Like equity, however, they are traded on major securities exchanges and certain issuers have the right to defer the income payment if necessary in the event of financial distress. In return for this right, issuers of preferred securities usually pay higher rates than on their common stock or bonds. Preferred securities are "senior securities" which have preference over common stock, but not debt, of an issuer.

The Trust holds a diversified portfolio of taxable preferred securities, including trust preferred securities and interest bearing notes or bonds, selected by the Sponsor and based on recommendations developed by Fixed Income strategists in Smith Barney's Private Client Investment Strategy Group. In developing these recommendations, careful consideration was given to the credit quality of the underlying securities and the potential to pay high current income to investors. As of the Date of Deposit, all of the securities maintained investment grade ratings by Moody's Investors Service and/or Standard & Poor's Corporation.


While the trust is diversified among industry groups and includes domestic securities of various issuers, the portfolio is concentrated in the financial services industry.

Principal Risk Factors

Holders can lose money by investing in this trust. The value of your units may increase or decrease depending on the value of the securities which make up the trust. In addition, the amount of income you receive depends on each particular issuer's dividend or interest payment policy, the financial condition of the companies and general economic conditions. The value of units of the trust will fluctuate with the value of the underlying securities.

The trust consists primarily of preferred securities of domestic issuers. If you invest in the trust, you should understand the potential risks associated with preferred securities:

    o Rising interest rates will generally reduce the value of the units. Typically, securities with longer periods before maturity are more sensitive to interest rate changes.


    o For certain preferred securities, interest income payments may be deferred for a finite period, generally up to 20 consecutive quarters. During any deferral period investors may be taxed as if the trust had received current income. In such a case, unit holders will have income taxes due, but will not have received income distributions to pay the taxes.

CORPORATE SECURITIES TRUST - PREFERRED SECURITIES PORTFOLIO, SERIES 1 INVESTMENT SUMMARY


--------------------------------------------------------------------------------


    o Investors will receive early returns of principal if securities are called or sold before they mature at which time, investors may not be able to invest the money they receive at comparable rates or maturities.

In addition, the portfolio's holdings are concentrated in a single, specific industry or service sector, namely the financial services industry. A trust is considered to be "concentrated" in a particular industry or sector when the securities in a particular industry or sector constitute 25% or more of the total asset value of the portfolio. Compared to the broad market, the financial services industry may be more strongly affected by:

    o The availability and cost of capital which in turn may fluctuate significantly in response to changes in interest rates and general economic conditions.

    o Extensive government regulation and supervision which can impact the way they are able to do business.

    o Changes in the market prices of particular dominant stocks within the industry.

The trust's portfolio contains securities issued by a limited number of companies, which means that unit holders should anticipate more price volatility than would occur in an investment in a portfolio which contains a greater number of issuers. A unit investment trust is not actively managed and the trust will not sell securities in response to ordinary market fluctuations. Instead securities will not usually be sold until the trust terminates, which could mean that the sale price of the trust securities may not be the highest price at which these securities traded during the life of the trust.

Public Offering Price

On the first day units are made available to the public, the Public Offering Price will be $1.00 per unit, with a minimum purchase of $250. This price is based on the net asset value of the trust plus the sales charge.

During the initial public offering period the Public Offering Price per 1,000 units is calculated by:

    o dividing the aggregate value of the underlying securities in the trust by the number of units outstanding.

    o adding a sales charge of 4.70% (4.932% of the aggregate offering price of the securities per 1,000 units).

    o adding a per 1,000 units amount sufficient to reimburse the Sponsor for organization costs.

After the initial offering period the Public Offering Price per unit is calculated by:

    o dividing the aggregate value of the underlying securities in the trust by the number of units outstanding.


    o adding a sales charge of 4.70% (4.932% of the aggregate bid price of the securities per 1,000 units).


Market for Units

The Sponsor intends to repurchase units at a price based on their net asset value. If the Sponsor decides to discontinue the policy of repurchasing units, you can redeem units through the Trustee, at a price determined by using the same formula.

Taxation


In general, dividends of the trust and interest received on trust preferred securities held by the trust will be taxed as ordinary income. If you are a foreign investor, you should be aware that distributions from the trust may qualify for an exemption from withholding taxes.

CORPORATE SECURITIES TRUST - PREFERRED SECURITIES PORTFOLIO, SERIES 1 INVESTMENT SUMMARY


--------------------------------------------------------------------------------


An exchange of units in the trust for units in another series will be treated as a sale of units, and any gain realized on the exchange may be subject to federal, state and local income tax.


If you are taxed as an individual and have held your units (and the trust has held the securities) for more than 12 months, you may be entitled to a 20% maximum federal income tax rate on capital gains, if any, from the sale of your units.

CORPORATE SECURITIES TRUST - PREFERRED SECURITIES PORTFOLIO, SERIES 1
FEE TABLE


--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although the Trust is a unit investment trust rather than a mutual fund this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------


Unitholder Transaction Expenses
                                                                 As a %
                                                                of Public       Amounts
                                                                Offering       per 1,000
                                                                  Price          Units
                                                              -------------  -------------
Maximum Sales Charge Imposed on Purchase (as a percentage
   of offering price)                                              4.70%        $
                                                                   -----        -----
Reimbursement to Sponsor for Estimated Organization Costs           .00%        $
                                                                   -----        -----
Estimated Cost of Liquidation Securities to Meet Redemptions        .00%        $
                                                                   -----        -----


Estimated Annual Trust Operating Expenses  (as a percentage
   of average net assets)
                                                                 As a %        Amounts
                                                                 of Net        per 1,000
                                                                 Assets          Units
                                                              -------------  -------------
   Trustee's Fee                                                       %        $
                                                                   -----        -----
   Maximum Portfolio Supervision, Bookkeeping and
      Administrative Fees                                              %        $
                                                                   -----        -----
   Other Operating Expenses                                            %        $
                                                                   -----        -----
      Total                                                            %        $
                                                                   -----        -----

                                                                  Cumulative Expenses
                                                              and Charges Paid for Period:

Example                                                 1 year     3 years    5 years   10 years
                                                       -------------------------------------------
An investor would pay the following expenses and
charges on a $10,000 investment, assuming the
Trust's estimated operating expense ratio of    %
and a 5% annual return on the investment throughout
the period                                                 $          $          $          $


The example also assumes reinvestment of all dividends and distributions and utilizes a 5% annual return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return. The actual expenses and annual rate of return may be higher or lower than those assumed for purposes of the example.

CORPORATE SECURITIES TRUST - PREFERRED SECURITIES PORTFOLIO, SERIES 1 SUMMARY OF ESSENTIAL INFORMATION
AS OF              , 2003+



Sponsor
Citigroup Global Markets Inc.


Trustee
The Bank of New York

Sales Charge
The maximum sales charge is 4.70% during the initial public offering period and thereafter.

Termination Date
The Trust will terminate on the date of maturity, redemption or sale of the last Security held in the Trust.

Distributions
Monthly distributions of income will be made on the Distribution Dates to Holders of record on the corresponding Record Dates. Distributions will be paid in cash. A final distribution will be made upon termination of the Trust.


Record Dates
The tenth day of each month, commencing         10, 2003.

Distribution Dates
The twenty-fifth day of each month, commencing         25, 2003, and upon
termination and liquidation of the Trust.

Evaluation Time
4:00 p.m.  Eastern time (or earlier close of the New York Stock Exchange).

Minimum Value of Trust
The Trust Indenture may be terminated if the net value of the Trust is less than 50% of the aggregate net asset value of the Trust at the completion of the initial public offering period.

Trustee's Annual Fee
$     per 1,000 Units

Sponsor's Annual Fee
Maximum of $    per 1,000 Units.

-------------------
+ The Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Indenture between the Sponsor and the Trustee was signed and the deposit with the Trustee was made.

CORPORATE SECURITIES TRUST - PREFERRED SECURITIES PORTFOLIO, SERIES 1 SUMMARY OF ESSENTIAL INFORMATION
AS OF              , 2003+






Portfolio
    Number of issuers of preferred securities
    Number of different industry groups
    Portfolio contains the following industry groups:



Initial Number of Units
Fractional Undivided Interest in Trust Represented by Each Unit                      1/
Public Offering Price per 1,000 Units
    Aggregate Value of Securities in Trust                                           $
                                                                                     ------------
    Divided by Number of Units of Trust (times 1,000)                                $
    Plus Sales Charge of 4.70% of Public Offering Price (4.932% of the net amount
      invested in Securities)                                                        $
                                                                                     ------------
    Public Offering Price                                                            $
    Plus Estimated Organization Costs                                                $
    Plus the amount in the Income and Capital Accounts                               $
                                                                                     ------------
    Total                                                                            $
                                                                                     ------------


Sponsor's Repurchase Price and Redemption
   Price per 1,000 Units (based on value of underlying Securities)                   $
Estimated Net Annual Income per 1,000 Units                                          $
Estimated Monthly Income Distribution per 1,000 Units                                $
Estimated Current Return                                                                    %
Estimated Long-Term Return                                                                  %
Sponsor's Profit (Loss) on Deposit                                                   $



                          INDEPENDENT AUDITORS' REPORT


To the Sponsor, Trustee and Unit Holders of Corporate Securities Trust - Preferred Securities Portfolio, Series 1:

We have audited the accompanying statement of financial condition, including the portfolio, of Corporate Securities Trust - Preferred Securities Portfolio,
Series 1, as of         , 2003. This financial statement is the responsibility
of the Sponsor (see note 1 to the statement of financial condition). Our responsibility is to express an opinion on this financial statement based on our audit.


We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. Our procedures included confirmation with the Trustee of an irrevocable letter of credit
deposited on          , 2003, and other appropriate auditing procedures for the
purchase of securities, as shown in the statement of financial condition and portfolio. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.


In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Corporate Securities Trust - Preferred Securities Portfolio, Series 1, as of , 2003, in conformity with accounting principles generally accepted in the United States of America.


New York, New York
               , 2003                                               (logo)

      CORPORATE SECURITIES TRUST - PREFERRED SECURITIES PORTFOLIO, SERIES 1


 Statement of Financial Condition as of Initial Date of Deposit,         , 2003


 TRUST PROPERTY(1)
     Investment in Securities:
     Contracts to purchase Securities(2)
     Cash                                                                   $
                                                                            -------------
      Total                                                                 $
                                                                            =============

 LIABILITIES(1)
     Reimbursement to Sponsor for Organization Costs(3)                     $
                                                                            -------------
     Total
                                                                            -------------

 INTEREST OF UNITHOLDERS
             Units of fractional undivided interest outstanding:

     Cost to investors(4)

     Less: Gross underwriting commissions(5)

     Less: Reimbursement to Sponsor for Organization Costs(3)
                                                                            -------------
     Net amount applicable to investors
                                                                            -------------
      Total                                                                 $
                                                                            =============


---------------

(1) The Trustee has custody of and responsibility for all accounting and financial books and records. The Sponsor is responsible for preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America based upon the books and records provided by the Trustee. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates.

(2) Aggregate cost to the Trust of the Securities listed under Portfolio of the Trust, on the Initial Date of Deposit, is determined by the Trustee on the basis set forth in footnote 4 to the Portfolio. See also the column headed Cost of Securities to Trust. An irrevocable letter of
       credit in the amount of $        has been deposited with the Trustee for
       the purchase of Securities. The letter of credit was issued by Svenska Handelsbanken.

(3) A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $ per 1,000 Units for the Trust. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Aggregate public offering price computed on the basis set forth under Public Sale of Units--Public Offering Price.

(5) Assumes a sales charge of 4.70% of the Public Offering Price (4.932% of the net amount invested).



         PORTFOLIO OF CORPORATE SECURITIES TRUST - PREFERRED SECURITIES
                              PORTFOLIO, SERIES 1
                ON THE INITIAL DATE OF DEPOSIT,           , 2003



                               Ratings (2)
                                                                              Percentage     Cost of
   Name of Issuer of     Standard &               Redemption        Number        of        Securities
     Securities(1)         Poor's      Moody's    Provisions(3)   of Shares    Portfolio    to Trust(4)
----------------------- ------------ ---------- ---------------- ----------- ------------- -------------
                                                                                       %     $









                                                                                --------     -------
                                                                                 100.00%     $
                                                                                ========     =======

    The Notes following the Portfolio are an integral part of the Portfolio.

Notes to Portfolio

(1) All Securities are represented entirely by contracts to purchase Securities, which were entered into by the Sponsor on , 2003. All contracts for Securities are expected to be settled by the initial settlement date for the purchase of Units. The stated dividend rate of each of the Securities is shown, expressed as a percentage of par or stated value. Each Security was originally issued with a par or stated value per share equal to $25.

(2) See "Ratings Definitions" for a brief description of the rating symbols and their meanings.

(3) The Securities are first redeemable on such date and at such price as listed above. Optional redemption provisions, which may be exercised in whole or in part, are at prices of par or stated value. Optional redemption provisions generally will occur at times when the redeemed Securities have an offering side evaluation which represents a premium over par or stated value. To the extent that the Securities were acquired at a price higher than the redemption price, this will generally represent a loss of capital when compared with the Public Offering Price of the Units when acquired. Distributions will generally be reduced by the amount of the dividends which otherwise would have been paid with respect to redeemed Securities, and any principal amount received on such redemption after satisfying any redemption requests for units received by the trust will generally be distributed to unit holders. Certain of the Securities have provisions which would allow for their redemption prior to the earliest stated call date pursuant to the occurrence of certain extraordinary events.

(4) Valuation of Securities by the Trustee was made using the market value per share as of the Evaluation Time on , 2003. Subsequent to the Initial Date of Deposit, Securities are valued, for Securities quoted on a national securities exchange or Nasdaq National Market System, at the closing sale prices, or if no price exists, at the mean between the closing bid and offer prices, or for Securities not so quoted, at the mean between bid and offer prices on the over-the-counter market. See Redemption--Computation of Redemption Price Per Unit.

The following information is unaudited:


* Citigroup Global Markets Inc., including its parent, subsidiaries and/or affiliates, usually maintains a market in the securities of this company.


# Within the last twelve months, Citigroup Global Markets Inc., including its parent, subsidiaries, affiliates and/or predecessor firms, has acted as manager (co-manager) of a public offering of the securities of, or provided investment banking services to, this company or an affiliate.


The Sponsor and its affiliates, including Citigroup Inc., provide a vast array of financial services in addition to investment banking, including among others corporate banking, to a large number of corporations globally. A unit holder should assume that the Sponsor or its affiliates receive compensation for those services from such corporations, which may include certain of the companies in the portfolio of the Trust. In addition, Citigroup Global Markets Inc., including its parent, subsidiaries and/or affiliates, as well as the investment analysts and other employees recommending and selecting the portfolios may have a position in securities or options of any of the companies included in the Trust.

DESCRIPTION OF THE TRUST

Objective of the Trust


    The objective of the Corporate Securities Trust - Preferred Securities Portfolio, Series 1 (the "Trust") is to provide investors with the possibility of a high level of current income from the Trust portfolio (the "Portfolio") through a convenient and cost-effective investment in a fixed portfolio consisting of investment grade preferred securities (the "Securities") selected by the Sponsor for the Trust portfolio (the "Portfolio"). The Sponsor has selected for the Portfolio securities which it considers to have the potential for providing a high level of current income. Achievement of the Trust's objective is dependent upon several factors including the financial condition of the issuers of the Securities. Furthermore, because of various factors, including without limitation, Trust sales charges and expenses, unequal weightings of securities, brokerage costs and any delays in purchasing securities with cash deposited, investors in the Trust may not realize as high a total return as the theoretical performance of the underlying securities in the Portfolio.


Structure and Offering

    This Series of Corporate Securities Trust is a "unit investment trust." The Trust was created under New York law by a Trust Indenture (the "Indenture") between the Sponsor and the Trustee. To the extent references in this Prospectus are to articles and sections of the Indenture, which is incorporated by reference into this Prospectus, the statements made herein are qualified in their entirety by such reference. On the date of this Prospectus, each unit of the Trust (a "Unit") represented a fractional undivided interest, as set forth under the Summary of Essential Information, in the Securities listed under the Trust's Portfolio. Additional Units of the Trust will be issued in the amount required to satisfy purchase orders by depositing in the Trust cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, contracts to purchase Securities together with irrevocable letters of credit, or additional Securities ("Additional Securities"). On each settlement date (estimated to be three business days after the applicable date on which Securities were deposited in the Trust), the Units will be released for delivery to investors and the deposited Securities will be delivered to the Trustee. As additional Units are issued by the Trust as a result of the deposit of cash (or a letter of credit in lieu of cash) with instructions to purchase additional Securities, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. There is no limit on the time period during which the Sponsor may continue to make additional deposits of Securities into the Trust.


    During the 90-day period following the Initial Date of Deposit, additional deposits of cash or Securities in connection with the issuance and sale of additional Units will maintain, to the extent practicable, the original proportionate relationship among the number of shares of each Security in the Portfolio of the Trust. The proportionate relationship among the Securities in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the preferred securities of such issuer at the time of such event. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities. Replacement Securities may be acquired under specified conditions when Securities originally deposited are unavailable. (See Administration of the Trust--Trust Supervision.) Units may be continuously offered to the public by means of this Prospectus (see Public Sale of Units--Public Distribution) resulting in a potential increase in the number of Units outstanding. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the proportionate relationship among the number of shares of each of the Securities comprising the Portfolio of the Trust at the end of the initial 90-day period.


    The Public Offering Price of Units prior to the Evaluation Time specified in the Summary of Essential Information on any day will be based on the aggregate value of the Securities in the Trust on that day at the Evaluation Time, plus a sales charge. The Public Offering Price for the Trust will thus vary in the future from the amount set forth in the Summary of Essential Information. See Public Sale of Units-Public Offering Price for a complete description of the pricing of Units.

    The Sponsor will execute orders to purchase in the order it determines, in good faith, that they are received. However, indications of interest received prior to the effectiveness of the registration of the Trust which become orders upon effectiveness will be accepted according to the order in which the indications of interest were received. Further, orders from such indications of interest that are made pursuant to the exchange privilege (see Exchange Privilege herein) will be accepted before any other orders for Units. Units will be sold to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units. The Sponsor reserves the right to accept or reject any purchase order in whole or in part.

    The holders of Units ("Holders") of the Trust meeting certain requirements will have the right to have their Units redeemed for the Securities underlying the Units (see Redemption). If any Units are redeemed, the aggregate value of Securities in the Trust will be reduced and the fractional undivided interest in the Trust represented by each remaining Unit will be increased. Units of the Trust will remain outstanding until redeemed upon request to the Trustee by any Holder (which may include the Sponsor), or termination of the Indenture (see Administration of the Trust--Amendment and Termination).

The Portfolio


    The Sponsor has selected for the Portfolio taxable preferred securities, including trust preferred securities and interest bearing notes or bonds, believed to have the best potential for high current income. The Sponsor believes that an investment in a trust of preferred securities offers investors an opportunity to receive the income flow advantages of bonds while still enjoying the liquidity benefits of equity securities. The Trust is diversified among issuers in the preferred market, with close attention paid to dividend yield, credit quality, call protection, diversification and liquidity. Each of the Securities included in the Trust are rated, as of the Initial Date of Deposit, in the category of "Baa" or better by Moody's Investors Services, Inc. ("Moody's"), or in the category of "BBB" or better by Standard & Poor's, a division of The McGrawHill Companies, Inc. ("Standard & Poor's"). In addition, as of the Initial Date of Deposit, of the Securities selected for the trust approximately % have at least 4 years of call protection and approximately % have at least 2 years of call protection, with the exception of certain extraordinary events. The Sponsor believes that this should help protect against disruption of monthly income distributions.

    Preferred securities are "senior securities" which have preference over common stocks, but not debt, of an issuer. Generally, the issuing company must pay all income on its preferred securities before additional earnings are made available for distribution to common stockholders.

    Taxable preferred securities are limited life preferred securities typically issued by corporations, generally in the form of interest bearing notes or bonds, or trust preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interest in subordinated debentures issued by the corporation, or similarly structured securities. Unlike preferred stocks, distributions for preferred securities are generally treated as interest rather than dividends and therefore, are generally not eligible for the dividends-received deduction. Trust preferred securities and the underlying subordinated debentures typically rank senior to the issuing company's preferred stock.


    The results of ownership of Units will differ from the results of ownership of the underlying Securities of the Trust for various reasons, including:

o   sales charges and expenses of the Trust,

o   the Portfolio may not be fully invested at all times,

o the securities are normally purchased or sold at prices different from the closing price used to determine the Trust's net asset value, and

o   not all securities may be weighted in the initial proportions at all times.

Additionally, results of ownership to different Holders will vary depending on the net asset value of the underlying Securities on the days Holders bought and sold their Units. Of course, any purchaser of securities, including Units, will have to pay sales charges or commissions, which will reduce his total return.

    Total returns and/or average annualized returns for various periods of the Trust may be included from time to time in advertisements and sales literature.
Trust performance may be compared to performance of the         and the        .
As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period. Advertising and sales literature for the Trust may also include excerpts from the Sponsor's research reports on one or more of the securities in the Trust, including a brief description of its industry group, and the basis on which the security was selected.

    All of the Securities are publicly traded either on a major stock exchange or in the over-the-counter market. Most of the contracts to purchase Securities deposited initially in the Trust are expected to settle in three business days, in the ordinary manner for such Securities.

    The Trust consists of such Securities as may continue to be held from time to time in the Trust and any additional and replacement Securities and any money market instruments acquired and held by the Trust pursuant to the provisions of the Indenture (including the provisions with respect to the deposit into the Trust of Securities in connection with the sale of additional Units to the public) together with undistributed income therefrom and undistributed and uninvested cash realized from the disposition of Securities. (See Administration of the Trust--Accounts and Distributions; Trust Supervision.) The Indenture authorizes, but does not require, the Trustee to invest the net proceeds of the sale of any Securities in eligible money market instruments to the extent that the proceeds are not required for the redemption of Units. Any money market instruments acquired by the Trust must be held until maturity and must mature no later than the next Distribution Date and the proceeds distributed to Holders at that time. If sufficient Securities are not available at what the Sponsor considers a reasonable price, excess cash received on the creation of Units may be held in an interest-bearing account with the Trustee until that cash can be invested in Securities.

    Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities. However, should any contract deposited hereunder (or to be deposited in connection with the sale of additional Units) fail, the Sponsor shall, on or before the next following Distribution Date, cause to be refunded the attributable sales charge, plus the attributable Cost of Securities to Trust listed under the Portfolio of the Trust, unless substantially all of the monies held in the Trust to cover the purchase are reinvested in replacement Securities in accordance with the Indenture. (See Administration of the Trust--Trust Supervision.)

    Because certain of the Securities from time to time may be sold, or their percentage may be reduced under certain extraordinary circumstances described below, or because Securities may be distributed in redemption of Units, no assurance can be given that the Trust will retain for any length of time its present size (see Redemption; Administration of the Trust--Amendment and Termination). For Holders who do not redeem their Units, investments in Units of the Trust will be liquidated on the fixed date specified under Termination Date and may be liquidated sooner if the net asset value of the Trust falls below that specified under Minimum Value of Trust set forth in the Summary of Essential Information (see Risk Factors).

Income


    There is no assurance that interest on the Securities will be paid at their stated rate in the future.

    Record and Distribution Dates for the Trust are set forth under the Summary of Essential Information. Income distributions, if any, will be paid in cash. The Trust is designed to make monthly distributions to Holders, even though the underlying Securities typically pay quarterly distributions of income. Because interest on the Securities are not received by the Trust at a constant rate throughout the year and because the issuers of the Securities may change the schedules of interest payments, any distributions, may be more or less than the amount of income actually received by the Trust and credited to the income account established under the Indenture (the "Income Account") as of a Record Date.

RISK FACTORS


Preferred Securities

    Taxable preferred securities are limited-life preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities issued by corporations, or by an affiliated business trust of a corporation generally in the form of beneficial interests in subordinated debentures issued by the corporation (a "trust preferred security") or similarly structured securities. The maturity and dividend rate of the trust preferred securities are structured to match the maturity and coupon interest rate of the interest-bearing notes, preferred securities or subordinated debentures. Trust preferred securities usually mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain circumstances at any time. Each of the preferred securities in the Portfolio have long term maturities and their value may be particularly susceptible to changes in interest rates. See Risk Factors--Interest Rates below.

    Taxable preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on the preferred securities are generally treated as interest rather than dividends for federal income tax purposes. Unlike most preferred stocks, distributions received from preferred securities are generally not eligible for the dividends-received deduction. Preferred securities may be subject to redemption after a certain call date or as a result of certain tax or regulatory events. This may occur prior to maturity or the Trust's termination. Taxable preferred securities holders have very limited voting rights.


    In addition to the risks set forth above, trust preferred securities are also subject to the following risks:

o Trust preferred securities are designed to create the same business risk for an investor as if the investor had bought the securities underlying the trust preferred securities. A corporation's ability to pay distributions on the trust preferred securities is generally dependent on the financial condition of the corporation issuing the securities and whether it is able to pay interest on the underlying securities.

o Holders have no right to accelerate the trust preferred securities or the underlying securities for non-payment.

o A corporation issuing the underlying securities may elect to defer interest payments on those securities at any time during the life of the trust preferred securities for up to 20 consecutive quarters. If such an election is made, distributions on the trust preferred securities will not be made during the deferral period. During any deferral period investors may be taxed as if the trust had received current income. In such a case, holders will have income taxes due, but will not have received income distributions to pay the taxes.

o Tax or regulatory changes may change the tax characterization of the trust preferred securities or the underlying securities, and, as a result, may affect the value of the Units.

o Certain legislative changes may prohibit the issuing corporation from deducting its interest payments on the trust preferred securities or the underlying securities, and may result in the prepayment or redemption of the trust preferred security prior to their stated maturity date.


Financial Services Industry

    The Portfolio's investments in the financial services and financial services-related companies will be particularly affected by certain economic, competitive and regulatory developments. The profitability of financial services companies as a group is largely dependent upon the availability and cost of capital funds which in turn may fluctuate significantly in response to changes in interest rates and general economic conditions. Credit losses resulting from financial difficulties of borrowers can negatively impact the sector. Rising interest rates and inflation may negatively affect certain financial services companies as the costs of lending money, attracting deposits and doing business rise. Insurance companies may be subject to severe price competition. Financial institutions are subject to regulation and supervision by governmental authorities and changes in governmental policies may impact the way financial institutions conduct business. Such governmental regulation may limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Also, if government regulation which would further reduce the separation between commercial and investment banking is ultimately enacted, financial services companies may be significantly affected in terms of profitability and competition.

    Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin.

    Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased federal and state government regulations or tax law changes.

    Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as on the stock prices, of these companies. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

Interest Rates

    Interest rate risk is the risk that Securities in the Trust will decline in value because of a rise in interest rates. Generally, securities that pay fixed rates of return will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, securities that pay fixed rates of return with longer periods before maturity are more sensitive to interest rate changes.

Redemption or Sale Prior to Maturity

    Most of the Securities in the Portfolio of the Trust are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A call or redemption provision is more likely to be exercised when the offering price valuation of a security is higher than its call or redemption price. Such price valuation is likely to be higher in periods of declining interest rates. The Securities may also be subject to special or extraordinary call provisions. Certain of the Securities may be sold or redeemed or otherwise mature. In such cases, the proceeds from such events will be distributed to Holders and will not be reinvested. Thus, no assurance can be given that the Trust will retain for any length of time its present size and composition. To the extent that a Security deposited in the Trust at a price higher than the price at which it is redeemable, or at a price higher than the price at which it is sold, a sale or redemption will result in a loss in the value of Units. Monthly distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to sold or redeemed securities.

Fixed Portfolio

    Investors should be aware that the Trust is not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the Portfolio of the Trust except under extraordinary circumstances. Investors should note in particular that the Securities were selected on the basis of the criteria set forth under Objective of the Trust and that the Trust may continue to purchase or hold Securities originally selected though this process even though the evaluation of the attractiveness of the Securities may have changed. A number of the Securities in the Trust may also be owned by other clients of the Sponsor. However, because these clients may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. See Administration of the Trust--Trust Supervision. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interest of the Holders of the Units to do so.

    Although the Portfolio is regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances, Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of dividends. As a result, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust. The prices of single shares of each of the Securities in the Trust may vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

Additional Securities

    Investors should note that in connection with the issuance of additional Units during the Public Offering Period, the Sponsor may deposit cash (or a letter of credit in lieu of cash) with instructions to purchase Securities, additional Securities or contracts to purchase Securities, in each instance maintaining the original percentage relationship, subject to adjustment under certain circumstances, among the number of shares of each Security in the Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security at the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Holder's Units and the Income per Unit received by the Trust.

Termination

    The Trust may be terminated at any time and all outstanding Units liquidated if the net asset value of the Trust falls below 50% of the aggregate net asset value of the Trust at the completion of the initial public offering period. Investors should note that if the net asset value of the Trust should fall below the applicable minimum value, the Sponsor may then in its sole discretion terminate the Trust before the Termination Date specified in the Summary of Essential Information.

Legal Proceedings and Legislation

    At any time after the Initial Date of Deposit, additional legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to any of the Securities in the Trust or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trust or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

PUBLIC SALE OF UNITS

Public Offering Price


    During and after the initial public offering period, the Public Offering Price of the Units is determined by adding to the aggregate value of the Securities per Unit (as determined by the Trustee) a sales charge equal to a percentage of the Public Offering Price of the Units, as set forth in the table below. In addition, during the initial public offering period a portion of the Public Offering Price per Unit also consists of cash in an amount sufficient to pay the per Unit portion of all or a part of the cost incurred in organizing and offering the Trust.

    The Public Offering Price on any subsequent date will vary from the Public Offering Price on the date of the initial Prospectus (set forth under Investment Summary) in accordance with fluctuations in the aggregate value of the underlying Securities. Units will be sold to investors at the Public Offering Price next determined after receipt of the investor's purchase order. A proportionate share of the amount in the Income Account (described under Administration of the Trust--Accounts and Distributions) on the date of delivery of the Units to the purchaser is added to the Public Offering Price.

    During and after the initial offering period the sales charge and dealer commission applicable to quantity purchases is reduced on a graduated scale for sale to any purchaser of at least 100,000 Units will be reduced as follows:

                                              Sales Charge
                                        ------------------------
                                                       Percent
                                         Percent of     of Net       Dealer
                                          Offering      Amount     Concession
             Number of Units*               Price      Invested     Per Unit
       -------------------------------- ------------ ------------ ------------
       Fewer than 100,000                   4.70%        4.932%      $.033

       100,000 but less than 250,000        3.90%        4.058%      $.030

       250,000 but less than 500,000        3.00%        3.093%      $.020

       500,000 but less than 1,000,000      2.00%        2.041%      $.015

       1,000,000 or more                    1.50%        1.523%      $.012

    The above graduated sales charges will apply to all purchases on any one day by the same purchaser of Units in the amounts stated. Purchases of Units will not be aggregated with purchases of units of any series of a unit investment trust sponsored by Citigroup Global Markets. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

    The holders of units of any unit investment trust (the "Exchangeable Series") may exchange units of the Exchangeable Series for Units of the Trust at their relative net asset values, subject to a fixed sales charge of 2.00% per Unit. An exchange of Exchangeable Series units for Units of the Trust will generally be a taxable event. The exchange option described above will also be available to investors in an Exchangeable Series who elect to purchase Units of the Trust (if available) within 45 business days of their liquidation of units in the Exchangeable Series which were held through accounts of the Sponsor, or one of its affiliates. The Sponsor reserves the right to modify, suspend or terminate this exchange privilege at any time.


    The Sponsor may at any time change the amount by which the sales charge is reduced, or discontinue the discount completely.

    Valuation of Securities by the Trustee is made as of the close of business on the New York Stock Exchange on each business day. Securities quoted on national stock exchange or Nasdaq National Market are valued at the closing sale price, or, if no closing sales price exists, at the mean between the closing bid and offer prices. Securities not so quoted are valued at the mean between bid and offer prices.


    Employees of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units pursuant to employee benefit plans, at a price equal to the aggregate value of the Securities in the Trust divided by the number of Units outstanding only subject to a reduced sales charge of %. Sales to these plans involve less selling effort and expense than sales to employee groups of other companies. Participants in the Smith Barney Asset OneSM Program may purchase Units at a Public Offering Price equal to the Trustee's determination of the aggregate offering price of the Securities (plus cash held by the Trust for organization and offering costs) per Unit during the initial offering period and after the initial offering period at a Public Offering Price equal to the Trustee's determination of the aggregate bid price of the Securities per Unit. Participants in the Smith Barney Asset OneSM Program are subject to certain fees for specified securities brokerage and execution services.

Public Distribution

    Units will be distributed to the public at the Public Offering Price through the Sponsor, as sole underwriter of the Trust, and may also be distributed through dealers.

    The Sponsor intends to qualify Units of the Trust for sale in all states of the United States where qualification is deemed necessary through the Sponsor and dealers who are members of the National Association of Securities Dealers, Inc. Sales to dealers, if any, will initially be made at prices which represent a concession equal to the amount designated in the tables under "Public Offering--Offering Price." The Sponsor reserves the right to change the amount of the concession to dealers from time to time and to vary the amount of the concession to affiliated dealers. After the initial offering period the dealer concession is negotiated on a case-by-case basis.

    In addition to the regular concession set forth in "Public
Offering--Offering Price.", dealers will be eligible to receive additional concession based on the total Units of the Trust sold during the initial offering period as set forth in the following table:

                                                Additional
                                                Concession
               If a dealer distributes           per Unit
               -----------------------------   --------------
               500,000 to 999,999 Units           $.00050
               1,000,000 to 2,499,999 Units       $.00100
               2,500,000 to 4,999,999 Units       $.00150
               5,000,000 or more                  $.00200

Sponsor's and Underwriter's Profits

    The Sponsor, as sole underwriter, receives a gross underwriting commission equal to the applicable sales charge (subject to reduction on a graduated scale basis in the case of volume purchases, and subject to reduction for purchasers as described under Public Offering Price above).

    On the Initial Date of Deposit, the Sponsor also realized a profit or loss on deposit of the Securities into the Trust in the amount set forth under the Summary of Essential Information, which equals the difference between the cost of the Securities to the Trust (which is based on the aggregate value of the Securities on the Date of Deposit) and the Sponsor's purchase price of such Securities. In the event that subsequent deposits are effected by the Sponsor with the deposit of Securities (as opposed to cash or a letter of credit) with respect to the sale of additional Units to the public, the Sponsor similarly may realize a profit or loss. The Sponsor also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence of the Public Offering Price received by the Sponsor for Units. Cash, if any, made available by buyers of Units to the Sponsor prior to the settlement dates for purchase of Units may be used in the Sponsor's business and may be of benefit to the Sponsor.

    The Sponsor also receives an annual fee at the maximum rate of $. per 1,000 Units for the administrative and other services which it provides during the life of the Trust (see Expenses and Charges--Fees). The Sponsor has not participated as sole underwriter or manager or member of any underwriting syndicate from which any of the Securities in the Portfolio on the Initial Date of Deposit were acquired, except as indicated under Portfolio.

    In maintaining a market for the Units (see Market for Units), the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which it buys Units (based on the aggregate value of the Securities) and the prices at which it resells such Units (which include the sales charge) or the prices at which the Securities are sold after it redeems such Units, as the case may be.

MARKET FOR UNITS

    While the Sponsor is not obligated to do so, its intention is to maintain a market for Units and offer continuously to purchase Units from the Initial Date of Deposit at prices, subject to change at any time, which will be computed by adding:

    o   the aggregate value of Securities in the Trust,

    o amounts in the Trust, including dividends receivable on stocks trading ex-dividend and securities with interest payable, and

    o   all other assets in the Trust,

and then deducting therefrom the sum of:

    o taxes or other governmental charges against the Trust not previously deducted,

    o accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses, and

    o amounts for distribution to Holders of record as of a date prior to the evaluation.

    The result of the above computation is divided by the number of Units outstanding as of a date prior to the evaluation, and the result of such computation is divided by the number of Units outstanding as of the date of computation. The Sponsor may discontinue purchases of Units if the supply of Units exceeds demand or for any other business reason. The Sponsor, of course, does not in any way guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. On any given day, however, the price offered by the Sponsor for the purchase of Units shall be an amount not less than the Redemption Price per Unit, based on the aggregate value of Securities in the Trust on the date on which the Units of the Trust are tendered for redemption (see Redemption).

    The Sponsor may, of course, redeem any Units it has purchased in the secondary market to the extent that it determines that it is undesirable to continue to hold such Units in its inventory. Factors which the Sponsor will consider in making such a determination will include the number of units of all series of unit trusts which it has in its inventory, the saleability of such units and its estimate of the time required to sell such units and general market conditions. For a description of certain consequences of such redemption for the remaining Holders, see Redemption.


ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN

    Estimated Current Return is calculated by dividing the Estimated Net Annual Income per 1,000 Units by the Public Offering Price per 1,000 Units. The Estimated Net Annual Income will vary with changes in fees and expenses of the Trustee and the Evaluator and with principal prepayments, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the Estimated Current Return, as of the Initial Date of Deposit, set forth in the Summary of Essential Information will be realized in the future.

    Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and factors in the relative weighting of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust (which takes into account call dates) and (2) takes into account the Trust's estimated expenses and sales charges. Since the market values, estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the Estimated Long-Term Return, as of the Initial Date of Deposit, set forth in the Summary of Essential Information will be realized in the future.

    The Estimated Current Return and Estimated Long-Term Return differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only Estimated Net Annual Income and the Public Offering Price as of the Initial Date of Deposit.


REDEMPTION

    Units may be redeemed by the Trustee at its unit investment trust office upon payment of any relevant tax without any other fee, accompanied by a written instrument or instruments of transfer with the signature guaranteed by a national bank or trust company, a member firm of any of the New York, Midwest or Pacific Stock Exchanges, or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

    The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions (see Administration of the Trust--Accounts and Distribution). The Securities to be sold will be selected by the Trustee from those designated on the current list provided by the Sponsor for this purpose. After the initial public offering period, the Redemption Price per Unit will be reduced to reflect the estimated cost of liquidating securities to meet redemptions. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be a sufficient number of shares to obtain institutional rates of brokerage commissions (generally between 1,000 and 5,000 shares).


    The Trustee will redeem Units "in kind" upon request of a redeeming Holder if the Holder tenders at least $250,000. Thus, a Holder will be able (except during a period described in the last paragraph under this heading), not later than the seventh calendar day following such tender (or if the seventh calendar day is not a business day, on the first business day prior thereto), to receive in kind an amount per Unit equal to the Redemption Price per Unit (computed as described in Redemption--Computation of Redemption Price per Unit) as determined as of the day of tender. The Redemption Price per Unit for in kind distributions (the "In Kind Distribution") will take the form of the distribution of whole and fractional shares of each of the Securities in the amounts and the appropriate proportions represented by the fractional undivided interest in the Trust of the Units tendered for redemption (based upon the Redemption Price per Unit).

    In Kind Distributions on redemption of a minimum of $250,000 will be held by The Bank of New York, as Distribution Agent, for the account, and for disposition in accordance with the instructions of, the tendering Holder as follows:


         (a) The Distribution Agent shall sell the In Kind Distribution as of the close of business on the date of tender and remit to the Holder not later than seven calendar days thereafter the net proceeds of sale, after deducting brokerage commissions and transfer taxes, if any, on the sale unless the tendering Unit Holder requests a distribution of the Securities as set forth in paragraph (b) below. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales. Since these proceeds will be net of brokerage commissions, Holders who wish to receive cash for their Units should always offer them for sale to the Sponsor in the secondary market before seeking redemption by the Trustee. The Trustee may offer Units tendered for redemption and cash liquidation to it to the Sponsor on behalf of any Holder to obtain this more favorable price for the Holder.


         (b) If the tendering Holder requests an In Kind Distribution, the Distribution Agent (or the Sponsor acting on behalf of the Distribution Agent) shall sell any portion of the In Kind Distribution represented by fractional interests in accordance with the foregoing and distribute net cash proceeds to the tendering Holder together with certificates representing whole shares of each of the Securities that comprise the In Kind Distribution. (The Trustee may, however, offer the Sponsor the opportunity to purchase the tendered Units in exchange for the numbers of shares of each Security and cash, if any, which the Holder is entitled to receive. The tax consequences to the Holder would be identical in either case.)

    Any amounts paid on redemption representing income received will be withdrawn from the Income Account to the extent funds are available (an explanation of such Account is set forth under Administration of the Trust--Accounts and Distributions). In addition, in implementing the redemption procedures described above, the Trustee and the Distribution Agent shall make any adjustments necessary to reflect differences between the Redemption Price of the Units and the value of the In Kind Distribution as of the date of tender. To the extent that Securities are distributed in kind, the size of the Trust will be reduced.

    A Holder may tender Units for redemption on any weekday (a "Tender Day") which is not one of the following: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day (observed), Independence Day, Labor Day, Thanksgiving or Christmas. The right of redemption may be suspended and payment postponed for any period, determined by the Securities and Exchange Commission ("SEC"), (1) during which the New York Stock Exchange, Inc. is closed other than for customary weekend and holiday closings, (2) during which the trading on that Exchange is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable or
(3) for such periods as the SEC may by order permit.

Computation of Redemption Price Per Unit

    Redemption Price per Unit is computed by the Trustee as of the Evaluation Time on each June 30 and December 31 (or the last business day prior thereto), as of the Evaluation Time next following the tender of any Unit for redemption on any Tender Day, and on any other business day desired by the Trustee or the Sponsor, by adding (1) the aggregate value of the Securities determined by the Trustee, (2) amounts in the Trust including dividends receivable on stocks trading ex-dividend (with appropriate adjustments to reflect monthly distributions made to Holders) and (3) all other assets in the Trust; deducting therefrom the sum of (a) taxes or other governmental charges against the Trust not previously deducted, (b) accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses and (c) amounts for distribution to Holders of record as of a date prior to the evaluation; and dividing the result of such computation by the number of Units outstanding as of the date thereof. As of the close of the initial public offering period the Redemption Price per 1,000 Units will be reduced to reflect the payment of the per 1,000 Unit organization costs to the Sponsor. Therefore, the amount of the Redemption Price per 1,000 Units received by a Holder will include the portion representing organization costs only when such Units are tendered for redemption prior to the close of the initial public offering period.

    The aggregate value of the Securities shall be determined by the Trustee in good faith in the following manner: if the Securities are listed on a national securities exchange or Nasdaq National Market System such evaluation shall generally be based on the closing sale price on such exchange, which shall be deemed to be the New York Stock Exchange if the Securities are listed thereon, (unless the Trustee deems such price inappropriate as a basis for evaluation) or, if there is no closing sale price on such exchange, at the mean between the closing offering and bid side evaluation. If the Securities are not so listed or, if so listed and the principal market therefor is other than on such exchange, such evaluation shall generally be made by the Trustee in good faith based at the mean between current bid and offer prices on the over-the-counter market (unless the Trustee deems such mean inappropriate as a basis for evaluation) or, if bid and offer prices are not available, (1) on the basis of the mean between current bid and offer prices on the over-the-counter market,
(2) on the basis of the mean between current bid and offer prices for comparable securities, (3) by the Trustee's or an independent evaluator's appraising the value of the Securities in good faith at the mean between the bid side and the offer side of the market or (4) by any combination thereof.

    A redemption is a taxable event and may result in capital gain income or loss to the Holder. See Taxes.

EXPENSES AND CHARGES

    Initial Expenses -- Investors will reimburse the Sponsor on a per 1,000 Units basis, for all or a portion of the estimated costs incurred in organizing the Trust including the cost of the initial preparation, printing and execution of the registration statement and the indenture, federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket costs. The estimated organization costs will be paid from the assets of the Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the expenses incurred in establishing the Trust, as well as advertising and selling expenses, will be paid by the Underwriters at no cost to the Trust.

    Fees -- The Trustee's and Sponsor's fees are set forth under Summary of Essential Information. The Trustee receives for its services payable in monthly installments, the amount set forth under Summary of Essential Information. The Trustee's fee (in respect of services as Trustee), payable monthly, is based on the largest number of Units outstanding during the preceding month. Certain regular and recurring expenses of the Trust, including certain mailing and printing expenses, are borne by the Trust. The Trustee receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture. The Sponsor's fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year.

    The Sponsor's fee, which is not to exceed the maximum amount set forth under Summary of Essential Information, may exceed the actual costs of providing supervisory services for the Trust, but at no time will the total amount the Sponsor receives for trust supervisory services rendered to all series of Citigroup Global Markets Unit Trusts in any calendar year exceed the aggregate cost to it of supplying these services in that year. In addition, the Sponsor may also be reimbursed for bookkeeping or other administrative services provided to the Trust in amounts not exceeding its cost of providing those services.

    The fees of the Trustee and Sponsor may be increased without approval of Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor.

    Other Charges -- These include: (1) fees of the Trustee for extraordinary services (for example, making distributions due to failure of contracts for Securities), (2) expenses of the Trustee incurred for the benefit of the Trust (including legal and auditing expenses) and expenses of counsel designated by the Sponsor, (3) various governmental charges and fees and expenses for maintaining the Trust's registration statement current with federal and state authorities, (4) expenses and costs of action taken by the Sponsor, in its discretion, or the Trustee, in its discretion, to protect the Trust and the rights and interests of Holders (for example, expenses in exercising the Trust's rights under the underlying Securities), (5) indemnification of the Trustee for any losses, liabilities and expenses incurred without gross negligence, bad faith or willful misconduct on its part, (6) indemnification of the Sponsor for any losses, liabilities and expenses incurred without gross negligence, bad faith, willful misconduct or reckless disregard of their duties and (7) expenditures incurred in contacting Holders upon termination of the Trust. The amounts of these charges and fees are secured by a lien on the Trust.

    Payment of Expenses -- Funds necessary for the payment of the above fees will be obtained in the following manner: (1) first, by deductions from the Income Accounts (see below); (2) to the extent the Income Account funds are insufficient, by distribution from the Capital Accounts (see below) (which will reduce distributions from the Accounts); and (3) to the extent the Income and Capital Accounts are insufficient, by selling Securities from the Portfolio and using the proceeds to pay the expenses. The Sponsor may also direct the Trustee to defer payment of certain expenses, in which case sales for such payment will be deferred. Holders will be at risk of market fluctuations in the Securities with respect to such deferred payments from the accrual dates of such payments to the date of actual sale of Securities to satisfy these liabilities. Each of these methods of payment will result in a reduction of the net asset value of the Units.


    Since the Securities are all preferred securities, and the income stream produced by dividend and interest payments thereon is unpredictable (see Description of the Trust--Risk Factors), the Sponsor cannot provide any assurance that such income will be sufficient to meet any or all expenses of the Trust. If dividends and interest payments are insufficient to cover expenses, it is likely that Securities will have to be sold to meet Trust expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

ADMINISTRATION OF THE TRUST

Records

    The Trustee keeps records of the transactions of the Trust at its unit investment trust office including names, addresses and holdings of all Holders of record, a current list of the Securities and a copy of the Indenture. Such records are available to Holders for inspection at reasonable times during business hours.

Accounts and Distributions

    Dividends payable to the Trust are credited by the Trustee to an Income Account, as of the date on which the Trust is entitled to receive such dividends as a holder of record of the Securities. All other receipts (i.e., return of capital, stock dividends, if any, and gains) will be credited by the Trustee to a Capital Account. The pro rata share of the Income Account and the pro rata share of cash in the Capital Account represented by each Unit of the Trust will be computed by the Trustee each month as of the Record Date. Proceeds received from the disposition of any of the Securities subsequent to a Record Date and prior to the next succeeding Distribution Date will be held in the Capital Account and will not be distributed until the following Distribution Date. The distribution to the Holders as of each Record Date will be made on the following Distribution Date or shortly thereafter. Such distributions shall consist of an amount substantially equal to one-twelfth of such Holders' pro rata share of the estimated annual income to the Income Account after deducting estimated expenses (the "Monthly Income Distribution") plus such Holders' pro rata share of the cash balance in the Capital Account computed as of the close of business on the preceding Record Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of units. In addition, amounts from the Capital Account may be distributed from time to time to Holders of Record. No distribution need be made from the Capital Account if the balance therein is less than an amount sufficient to distribute $5.00 per 1,000 Units. The Trustee may withdraw from the Income Account, from time to time, such amounts as it deems requisite to establish a reserve for any taxes or other governmental charges that may be payable out of the Trust. Funds held by the Trustee in the various accounts created under the Indenture do not bear interest.

    Purchases at Market Discount -- Certain of the shareholder dividend reinvestment, stock purchase or similar plans maintained by issuers of the Securities offer shares pursuant to such plans at a discount from market value. Subject to any applicable regulations and plan restrictions, the Sponsor intends to direct the Trustee to participate in any such plans to the greatest extent possible taking into account the Securities held by the Trust in the issuers offering such plans. In such event, the Indenture requires that the Trustee forthwith distribute in kind to the Distribution Agent the Securities received upon any such reinvestment to be held for the accounts of the Holders in proportion to their respective interests in the Trust. It is anticipated that Securities so distributed shall immediately be sold. Therefore, the cash received upon such sale, after deducting sales commissions and transfer taxes, if any, will be used for cash distributions to Holders.

    The Trustee will follow a policy that it will place securities transactions with a broker or dealer only if it expects to obtain the most favorable prices and executions of orders. Transactions in securities held in the Trust are generally made in brokerage transactions (as distinguished from principal transactions) and the Sponsor or any of its affiliates may act as brokers therein if the Trustee expects thereby to obtain the most favorable prices and execution. The furnishing of statistical and research information to the Trustee by any of the securities dealers through which transactions are executed will not be considered in placing securities transactions.

Trust Supervision

    The Trust is a unit investment trust which follows a buy and hold investment strategy and is not actively managed. Therefore, the adverse financial developments concerning an issuer will not necessarily require the sale of its Securities from the Portfolio. However, the Portfolio is regularly reviewed. Traditional methods of investment management for a managed fund (such as a mutual fund) typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. However, while it is the intention of the Sponsor to continue the Trust's investment in the Securities in the original proportions, it has the power but not the obligation to direct the disposition of the Securities upon certain circumstances described in the Indenture, including: a default in the payment of a declared dividend; institution of certain legal proceedings enjoining or impeding the declaration or payment of anticipated dividends; default under certain documents adversely affecting future declaration or payment of anticipated dividends or actual default on any outstanding security of the issuer; a substantial decline in price or the occurrence of materially adverse credit factors that, in the opinion of the Sponsor, would make retention of the Securities detrimental to the interest of the Holders; or a public tender offer, merger or acquisition affecting the Securities that, in the opinion of the Sponsor, would make the sale of the Securities in the best interests of the Holders. A Security will only be sold pursuant to the limited circumstances described in the Indenture. The Sponsor is authorized under the Indenture to direct the Trustee to invest the proceeds of any sale of Securities not required for redemption of Units in eligible money market instruments having fixed final maturity dates no later than the next Distribution Date (at which time the proceeds from the maturity of said instrument shall be distributed to Holders) which are selected by the Sponsor and which will include only the following instruments:

         (i) Negotiable certificates of deposit or time deposits of domestic banks which are members of the Federal Deposit Insurance Corporation and which have, together with their branches or subsidiaries, more than $2 billion in total assets, except that certificates of deposit or time deposits of smaller domestic banks may be held provided the deposit does not exceed the insurance coverage on the instrument (which currently is $100,000), and provided further that the Trust's aggregate holding of certificates of deposit or time deposits issued by the Trustee may not exceed the insurance coverage of such obligations and (ii) U.S. treasury notes or bills.

    In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interest of the Holders of the Units to do so. In addition, the Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new Securities in exchange or substitution for any Securities except that the Sponsor may instruct the Trustee to accept or reject such an offer to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer failed to declare or pay anticipated dividends with respect to such Securities or (2) in the written opinion of the Sponsor the issuer will probably fail to declare or pay anticipated dividends with respect to such Securities in the reasonably foreseeable future. Any Securities so received in exchange or substitution shall be sold unless the Sponsor directs that they be held by the Trustee subject to the terms and conditions of the Indenture to the same extent as Securities originally deposited thereunder. If a Security is eliminated from the Portfolio and no replacement security is acquired, the Trustee shall within a reasonable period of time thereafter notify Holders of the Trust of the sale of the Security. Except as stated in this and the following paragraphs, the Trust may not acquire any securities other than (1) the Securities and (2) securities resulting from stock dividends, stock splits and other capital changes of the issuers of the Securities.

    The Sponsor is authorized to direct the Trustee to acquire replacement Securities ("Replacement Securities") to replace any Securities for which purchase contracts have failed ("Failed Securities"), or, in connection with the deposit of Additional Securities, when Securities of an issue originally deposited are unavailable at the time of subsequent deposit, as described more fully below. Replacement Securities that are replacing Failed Securities will be deposited into the Trust within 110 days of the date of deposit of the contracts that have failed at a purchase price that does not exceed the amount of funds reserved for the purchase of Failed Securities. The Replacement Securities shall satisfy certain conditions specified in the Indenture including, among other conditions, requirements that the Replacement Securities shall be publicly-traded preferred stocks; shall be issued by an issuer subject to or exempt from the reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934 (or similar provisions of law); shall not result in more than 10% of the Trust consisting of securities of a single issuer (or of two or more issuers which are Affiliated Persons as this term is defined in the Investment Company Act of 1940) which are not registered and are not being registered under the Securities Act of 1933 or result in the Trust owning more than 50% of any single issue which has been registered under the Securities Act of 1933; and shall have, in the opinion of the Sponsor, characteristics sufficiently similar to the characteristics of the other Securities in the Trust as to be acceptable for acquisition by the Trust. Whenever a Replacement Security has been acquired for the Trust, the Trustee shall, on the next Distribution Date that is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Replacement Security. If Replacement Securities are not acquired, the Sponsor will, on or before the next following Distribution Date, cause to be refunded the attributable sales charge, plus the attributable Market Value of Securities listed under Portfolio plus income attributable to the Failed Security. Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities received in a non-taxable stock dividend or stock split, shall be retained or disposed of by the Trustee as provided in the Indenture. The proceeds of any disposition shall be credited to the Income or Capital Account of the Trust.

    The Indenture also authorizes the Sponsor to increase the size and number of Units of the Trust by the deposit of cash (or a letter of credit) with instructions to purchase Additional Securities, contracts to purchase Additional Securities, or Additional Securities in exchange for the corresponding number of additional Units during the 90-day period subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Security established on the Initial Date of Deposit (the "Original Proportionate Relationship") is maintained to the extent practicable. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the original proportionate relationship among the number of shares of each Security comprising the Portfolio at the end of the initial 90-day period.

    With respect to deposits of cash (or a letter of credit) with instructions to purchase Additional Securities, Additional Securities or contracts to purchase Additional Securities, in connection with creating additional Units of the Trust during the 90-day period following the Initial Date of Deposit, the Sponsor may specify minimum amounts of additional Securities to be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the Original Proportionate Relationship. If Securities of an issue originally deposited are unavailable at the time of subsequent deposit or cannot be purchased at reasonable prices or their purchase is prohibited or restricted by law, regulation or policies applicable to the Trust or the Sponsor, the Sponsor may (1) deposit cash or a letter of credit with instructions to purchase the Security when practicable (provided that it becomes available within 110 days after the Initial Date of Deposit), (2) deposit (or instruct the Trustee to purchase) Securities of one or more other issues originally deposited or (3) deposit (or instruct the Trustee to purchase) a Replacement Security that will meet the conditions described above. Any funds held to acquire Additional or Replacement Securities which have not been used to purchase Securities at the end of the 90-day period beginning with the Initial Date of Deposit, shall be used to purchase Securities as described above or shall be distributed to Holders together with the attributable sales charge.

Reports to Holders

    The Trustee will furnish Holders with each distribution a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Holder of record a statement (1) as to the Income Account: income received; deductions for applicable taxes and for fees and expenses of the Trustee and counsel, and certain other expenses; amounts paid in connection with redemptions of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of such calendar year; (2) as to the Capital Account: the disposition of any Securities (other than pursuant to In Kind Distributions) and the net proceeds received therefrom; the results of In Kind Distributions in connection with redemption of Units; deductions for payment of applicable taxes and for fees and expenses of the Trustee and counsel and certain other expenses, to the extent that the Income Account is insufficient, and the balance remaining after such distribution and deductions, expressed both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of such calendar year; (3) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Income Account expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the record dates for such distributions.

In order to enable them to comply with federal and state tax reporting requirements, Holders will be furnished with evaluations of Securities upon request to the Trustee.

Book-Entry Units

    Ownership of Units of the Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form either at Depository Trust Company ("DTC") through an investor's broker's account or through registration of the Units on the books of the Trustee. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor's DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the Trust will be made in book-entry form through DTC or the Trustee. Ownership and transfer of Units will be evidenced and accomplished by book-entries made by DTC and its participants if the Units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the Trustee. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Unit Holder. Holders must sign such written request exactly as their names appear on the records of the Trust. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

Amendment and Termination

    The Sponsor may amend the Indenture, with the consent of the Trustee but without the consent of any of the Holders, (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, (2) to change any provision thereof as may be required by the SEC or any successor governmental agency and (3) to make such other provisions as shall not materially adversely affect the interest of the Holders (as determined in good faith by the Sponsor). The Indenture may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the Holders of 51% of the Units, provided that no such amendment or waiver will reduce the interest in the Trust of any Holder without the consent of such Holder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Holders.

    The Indenture will terminate upon the earlier of the disposition of the last Security held thereunder or the Termination Date specified under Summary of Essential Information. The Indenture may also be terminated by the Sponsor if the value of the Trust is less than the minimum value set forth under Summary of Essential Information (as described under Description of the Trust--Risk Factors) and may be terminated at any time by written instrument executed by the Sponsor and consented to by Holders of 51% of the Units. The Trustee shall deliver written notice of any early termination to each Holder of record within a reasonable period of time prior to such termination. Holders may, by written notice to the Trustee at least ten days prior to termination, elect to receive an In Kind Distribution of their pro rata share of the Securities remaining in the Portfolio upon termination (net of their applicable share expenses). Within a reasonable period of time after such termination, the Trustee must sell all of the Securities then held and distribute to each Holder, after deductions of accrued and unpaid fees, taxes and governmental and other charges, such Holder's interest in the Income and Capital Accounts. Such distribution will normally be made by mailing a check in the amount of each Holder's interest in such accounts to the address of such nominee Holder appearing on the record books of the Trustee.

EXCHANGE PRIVILEGE


    Holders may exchange their Units of the Trust into units of any then outstanding series of Corporate Securities Trust, Preferred Securities Series (an "Exchange Series") at their relative net asset values, subject only to a reduced sales charge (as disclosed in the prospectus for the Exchange Series). The exchange option described above will also be available to investors in the Trust who elect to purchase units of an Exchange Series within 45 business days of their liquidation of Units in the Trust.


    Under the exchange privilege, the Sponsor's repurchase price would be based upon the market value of the Securities in the Trust portfolio and units in the Exchange Series will be sold to the Holder at a price based on the aggregate market price of the securities in the portfolio of the Exchange Series. Holders will pay their share of any brokerage commissions on the sale of underlying Securities when their Units are liquidated during the exchange or rollover. Exercise of the exchange privilege by Holders is subject to the following conditions: (i) the Sponsor must have units available of an Exchange Series during initial public offering or, if such period is completed, must be maintaining a secondary market in the units of the available Exchange Series and such units must be available in the Sponsor's secondary market account at the time of the Holder's elections; and (ii) exchange will be effected only in whole units. Holders will not be permitted to advance any funds in excess of their redemption in order to complete the exchange. Any excess proceeds received from the Holder for exchange will be remitted to such Holder.

    It is expected that the terms of the Exchange Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar reinvestment programs will be offered with respect to all subsequent series of the Trust. The availability of these options do not constitute a solicitation of an offer to purchase units of an Exchange Series or any other security. A Holder's election to participate in either of these options will be treated as an indication of interest only. Holders should contact their financial professionals to find out what suitable Exchange Series is available and to obtain a prospectus. Holders may acquire units of those Series which are lawfully for sale in states where they reside and only those Exchange Series in which the Sponsor is maintaining a secondary market. At any time prior to the exchange by the Holder of units of an Exchange Series, such Holder may change its investment strategy and receive its terminating distribution. An election of either of these options will not prevent the holder from recognizing taxable gain or loss (except in the case of loss, if and to the extent the Exchange Series, as the case may be, is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Holders should consult their own tax advisers in this regard. The Sponsor reserves the right to modify, suspend or terminate either or both of these reinvestment privileges at any time.


RESIGNATION, REMOVAL AND LIMITATIONS ON LIABILITY

Trustee

    The Trustee or any successor may resign upon notice to the Sponsor. The Trustee may be removed upon the direction of the Holders of 51% of the Units of a trust at any time, or by the Sponsor without the consent of any of the Holders if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities. Such resignation or removal shall become effective upon the acceptance of appointment by the successor. In case of such resignation or removal the Sponsor is to use its best efforts to appoint a successor promptly and if upon resignation of the Trustee no successor has accepted appointment within thirty days after notification, the Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Trustee shall be under no liability for any action taken in good faith in reliance on prima facie properly executed documents or for the disposition of monies or Securities, nor shall it be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Security. This provision, however, shall not protect the Trustee in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. In the event of the failure of the Sponsor to act, the Trustee may act under the Indenture and shall not be liable for any of these actions taken in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

Sponsor

    The Sponsor may resign at any time if a successor Sponsor is appointed by the Trustee in accordance with the Indenture. Any new Sponsor must have a minimum net worth of $2,000,000 and must serve at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC. If the Sponsor fails to perform its duties or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (1) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC, (2) terminate the Indentures and liquidate the Trust or (3) continue to act as Trustee without terminating the Indenture.

    The Sponsor shall be under no liability to the Trust or to the Holders for taking any action or for refraining from taking any action in good faith or for errors in judgment and shall not be liable or responsible in any way for depreciation of any Security or Units or loss incurred in the sale of any Security or Units. This provision, however, shall not protect the Sponsor in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on its business and duly assumes all of its obligations under the Indenture and in such event it shall be relieved of all further liability under the Indenture.

TAXES

    The following is a general discussion of certain federal income tax consequences of the purchase, ownership and disposition of the Units by U.S. citizens and residents and corporations organized in the United States. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of the Internal Revenue Code of 1986 (the "Code"), and does not address the tax consequences of Units held by dealers, financial institutions, insurance companies or anyone who holds Units as part of a hedge or straddle.

    In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor, under existing law:

         1. The Trust is not an association taxable as a corporation for federal income tax purposes, and income received by the Trust will be treated as income of the Holders in the manner set forth in paragraph 3 below.

         2. Each Holder will be considered the owner of a pro rata portion of each Security in the Trust under the grantor trust rules of Sections 671-679 of the Code. A taxable event will generally occur with respect to each Holder when the Trust disposes of a Security (whether by sale, exchange or redemption) or upon the sale, exchange or redemption of Units by such Holder. A Holder should determine its tax cost for each Security represented by its Units by allocating the total cost for its Units, including the sales charge, among the Securities in the Trust in which it holds Units (in proportion to the fair market values of those Securities on the date the Holder purchases its Units).


         3. A Holder will be considered to have received all of the interest paid on its pro rata portion of each Security when such interest is received by the Trust. An individual Holder who itemizes deductions will be entitled to deduct its pro rata share of fees and expenses paid by the Trust, but only to the extent that this amount together with the Holder's other miscellaneous deductions exceeds 2% of its adjusted gross income. The deduction of fees and expenses is subject to limitations for individuals with incomes in excess of certain thresholds.


         4. Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and is not subject to the New York Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a Holder who is a New York resident, however, a pro rata portion of all or part of the income of the Trust will be treated as income of the Holder under the income tax laws of the State and City of New York. Similar treatment may apply in other states.


    A Holder's pro rata portion of interest paid with respect to a Security held by the Trust is taxable as ordinary income at a maximum federal rate of 35%. Such interest income may also be subject to state and local income taxation.

    Since the income expected to be earned by the Trust on the preferred securities is expected to qualify as interest income rather than dividends, corporate Holders will not be entitled to the dividends-received deduction with respect to their pro rata portion of distributions received by the Trust from corporations.

    A Holder's gain, if any, upon the sale, exchange or redemption of Units or the disposition of Securities held by the Trust will generally be treated as a capital gain and will be long-term if the Holder has held its Units (and the Trust has held the Securities) for more than one year. Capital gains realized by corporations are generally taxed at the same rates applicable to ordinary income, although non-corporate Holders who realize long-term capital gains with respect to Units held for more than one year may be subject to a reduced tax rate of 15% on such gains (5% if the non-corporate Holder is, and would be after accounting for such gains, eligible for the 10% or 15% tax bracket for ordinary income), rather than the "regular" maximum tax rate of 35%. Tax rates may increase prior to the time when Holders may realize gains from the sale, exchange or redemption of the Units or Securities.

    A Holder's loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be treated as a capital loss and will be long-term if the Holder has held its Units (and the Trust has held the Securities) for more than one year. Capital losses are generally deductible to the extent of capital gains; in addition, up to $3,000 of capital losses ($1,500 for married individuals filing separately) recognized by non-corporate Holders may be deducted against ordinary income.


    A pro rata distribution of Securities by the Trustee to a Holder (or to its agent, including the Distribution Agent) upon redemption of Units will not be a taxable event to the Holder or to other Holders. The redeeming or exchanging Holder's basis for such Securities will be equal to its basis for the same Securities (previously represented by its Units) prior to such redemption or exchange, and its holding period for such Securities will include the period during which it held its Units. However, a Holder will have a taxable gain or loss, which generally will be a capital gain or loss except in the case of a dealer, when the Holder (or its agent, including the Distribution Agent) sells the Securities so received in redemption, when a redeeming or exchanging Holder receives cash in lieu of fractional shares, when the Holder sells its Units or when the Trustee sells the Securities from the Trust.


    The foregoing discussion relates only to the tax treatment of U.S. Holders with regard to federal and certain aspects of New York State and City income taxes. Holders that are not U.S. citizens or residents (a "Foreign Holder") should be aware that distributions or payments of interest from the Trust attributable to any interest received by the Trust from domestic and certain foreign corporations may be subject to tax in the United States. The manner in which such income will be taxed in the United States depends on whether the Foreign Holder is engaged in a trade or business in the United States and such income from the Trust is effectively connected to that trade or business, in which case the income to the Foreign Holder from the Trust will be subject to net income tax in the United States as if the Foreign Holder was a citizen or resident, or if not connected to a U.S. trade or business, may qualify for an exemption from U.S. withholding tax of 30% (or lower treaty rate, if applicable) otherwise applicable to non-resident aliens for interest income under the "portfolio interest" exemption. In order for this exception to apply, the Foreign Holder cannot own 10% or more of the voting stock of the underlying issuer and the interest income cannot be contingent on the earnings of the issuer. If the trust preferred securities held by the Trust are classified as equity rather than debt, such withholding tax would apply. Gain from the disposition of Securities or Units may also be exempt from Federal income tax for Foreign Holders who are not engaged in a U.S. trade or business. In order to be exempt from regular U.S. taxation on net income and to qualify for the portfolio interest exemption, a Foreign Holder is required to provide the Trust with certification of foreign status. In addition, Foreign Holders may be subject to taxation in New York or in other jurisdictions (including a Foreign Holder's country of residence) and should consult their own tax advisers in this regard.


                                            * * *

    After the end of each fiscal year for the Trust, the Trustee will furnish to each Holder a statement containing information relating to the dividends received by the Trust, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale by the Trust of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish an information return to each Holder and to the Internal Revenue Service.

Retirement Plans

    Units of the Trust may be well suited for purchase by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans. Generally, capital gains and income received in each of the foregoing plans are exempt from federal taxation. All distributions from such plans (other than from certain IRAs known as "Roth IRAs") are generally treated as ordinary income but may be eligible for tax-deferred rollover treatment and, in very limited cases, special 10 year averaging. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering investment in the Trust through any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan.

    Before investing in the Trust, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is prudent under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets."

MISCELLANEOUS

Trustee

    The name and address of the Trustee are shown on the back cover of this prospectus. The Trustee is subject to supervision and examination by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Securities, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

Legal Opinion

    The legality of the Units has been passed upon by Paul, Hastings, Janofsky & Walker LLP, 75 East 55th Street, New York, New York 10022, as special counsel for the Sponsor.

Auditors

    The Statement of Financial Condition and the Portfolio included in this Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report with respect thereto, and is so included herein in reliance upon the authority of said firm as experts in accounting and auditing.

Sponsor

    Citigroup Global Markets Inc. ("Citigroup Global Markets"), a New York corporation, was originally incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. On April 7, 2003, the name Salomon Smith Barney Inc. was changed to Citigroup Global Markets. On September 1, 1998, Salomon Brothers, Inc. merged with and into Smith Barney Inc. ("Smith Barney") with Smith Barney surviving the merger and changing its name to Salomon Smith Barney Inc. The merger of Salomon Brothers Inc. and Smith Barney followed the merger of their parent companies in November 1997. Citigroup Global Markets, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the National Association of Securities Dealers, Inc. and the Securities Industry Association. Citigroup Global Markets is an indirect wholly-owned subsidiary of Citigroup Inc. The Sponsor or an affiliate is investment adviser, principal underwriter or distributor of more than 60 open-end investment companies and investment manager of 12 closed-end investment companies. Citigroup Global Markets also sponsors all Series of Equity Focus Fund Trusts, Government Securities Trust, Harris, Upham Tax-Exempt Fund, The Uncommon Values Trust and Tax Exempt Securities Trust.

RATINGS DEFINITIONS

Standard & Poor's Issue Credit Ratings

    A Standard & Poor's issue credit rating is a current opinion of the credit-worthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor.

    Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

    Issue credit ratings can be either long-term or short-term. Short-term ratings are generally assigned to those obligations considered short- term in the relevant market. In the United States, for example, that means obligations with an original maturity of no more than 365 days--including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long- term obligations. The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating. Medium-term notes are assigned long-term ratings.

Long-term issue credit ratings

    Issue credit ratings are based, in varying degrees, on the following considerations:

    o Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

    o   Nature of and provisions of the obligation;

    o Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

    The issue rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.) Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

AAA An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA An obligation rated "AA" differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB        An obligation rated "BBB" exhibits adequate protection parameters.
           However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. Obligations rated "BB", "B", "CCC", "CC", and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB An obligation rated "BB" is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B An obligation rated "B" is more vulnerable to nonpayment than obligations rated "BB", but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC An obligation rated "CCC" is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC An obligation rated "CC" is currently highly vulnerable to nonpayment.

C A subordinated debt or preferred stock obligation rated "C" is currently highly vulnerable to nonpayment. The "C" rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A "C" also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

D An obligation rated "D" is in payment default. The "D" rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

           Plus (+) or minus (-) The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

r This symbol is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating.

N.R. This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.

Moody's Preferred Stock Ratings

    A brief description of the applicable Moody's rating symbols and their meanings follows:

Aaa Bonds and preferred stock which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa Bonds and preferred stock which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

A Bonds and preferred stock which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa Bonds and preferred stock which are rated Baa are considered as medium- grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack out standing investment characteristics and in fact have speculative characteristics as well.

Ba Bonds and preferred stock which are rated Ba are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B Bonds and preferred stock which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa        Bonds and preferred stock which are rated Caa are of poor standing.
           Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca Bonds and preferred stock which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C Bonds and preferred stock which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

                                                                       CORPORATE
                                                                      SECURITIES
                                                                           TRUST
                                          --------------------------------------


                    Preferred Securities Portfolio, Series 1


                                   PROSPECTUS


This Prospectus does not contain all of the information with respect to the Trust set forth in its registration statements filed with the Securities and Exchange Commission, Washington, DC under the Securities Act of 1933 (file no. 333-105103) and the Investment Company Act of 1940 (file no. 811-2629), and to which reference is hereby made. Information may be reviewed and copied at the Commission's Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Copies may be obtained from the SEC by:


    o electronic request (after paying a duplicating fee) at the following E-mail address: publicinfo@sec.gov

    o   visiting the SEC internet address: http://www.sec.gov

    o writing: Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, DC 20549-6009

--------------------------------------------------------------------------------

                     Index                        Sponsor:


         Investment Summary           2           Citigroup Global Markets Inc.
         Fee Table                    5           388 Greenwich Street
         Summary of Essential                     New York, New York 10013
           Information                6           (212) 816-6000
         Independent Auditors' Report 8
         Statement of Financial
           Condition                  9
         Portfolio                   10
         Description of the Trust    12           Trustee:
         Risk Factors                15
         Public Sale of Units        17           The Bank of New York
         Market for Units            20           101 Barclay Street
         Estimated Current Return                 New York, New York 10286
            and Estimated Long-Term               (877) 363-3613
            Return                   20
         Redemption                  21
         Expenses and Charges        22
         Administration of the Trust 24
         Exchange Privilege          27
         Resignation, Removal and
            Limitations on Liability 28
         Taxes                       29
         Miscellaneous               31
         Ratings Definitions         31


--------------------------------------------------------------------------------
                                     (Logo)
--------------------------------------------------------------------------------
No person is authorized to give any information or to make any representations with respect to this Trust not contained in this Prospectus and you should not rely on any other information. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any other state or any agency or office thereof.
--------------------------------------------------------------------------------

                                    Part II

            ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

      A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

---------------------------------------------------------------------------------------------
                                                                       SEC FILE OR
                                                                    IDENTIFICATION NO.
---------------------------------------------------------------------------------------------
I.    Bonding Arrangements and Date of Organization of the
      Depositor filed pursuant to Items A and B of Part II
      of the Registration Statement on Form S-6 under the
      Securities Act of 1933:

      Citigroup Global Markets Inc.                                      2-55436
---------------------------------------------------------------------------------------------
II.   Information as to Officers and Directors of the
      Depositor filed pursuant to Schedules A and D of Form
      BD under Rules 15b1-1 and 15b3-1 of the Securities
      Exchange Act of 1934:

      Citigroup Global Markets Inc.                                      8-8177
---------------------------------------------------------------------------------------------
III.  Charter documents of the Depositor filed as Exhibits
      to the Registration Statement on Form S-6 under the
      Securities Act of 1933 (Charter, By-Laws):

      Citigroup Global Markets Inc.                                    333-103725
---------------------------------------------------------------------------------------------
IV.   Code of Ethics of the Depositor filed as an Exhibit
      to the Registration Statement on Form S-6 under the
      Securities Act of 1933:

      Citigroup Global Markets Inc.                                    333-102557
---------------------------------------------------------------------------------------------

      B. The Internal Revenue Service Employer Identification Numbers of the
Sponsor and Trustee are as follows:

---------------------------------------------------------------------------------------------
      Citigroup Global Markets Inc.                                    13-1912900
---------------------------------------------------------------------------------------------
      The Chase Manhattan Bank                                         13-4994650
---------------------------------------------------------------------------------------------


                           Undertaking To File Reports

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant also hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

      The facing sheet of Form S-6.
      The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of The Uncommon Values Unit Trust, 1985 Series, 1933 Act File No. 2-97046).
      The Prospectus.
      Additional Information not included in the Prospectus (Part II).
      The undertaking to file reports.
      The signatures.
      Written Consents as of the following persons:
            KPMG LLP (included in Exhibit 5.1)
            Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 3.1)


The following exhibits:

      *1.1.1 --  Form of Reference Trust Indenture.

      2.1    --  Form of Standard Terms and Conditions of Trust (incorporated by reference to Exhibit 2.1 to the Registration Statement of Equity Focus Trusts-- Global Research Selections, Series 2000-A, 1933 Act File No. 333-31514).

     *3.1    --  Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the headings "Taxes" and "Legal Opinion" in the Prospectus.

     *5.1    --  Consent of KPMG LLP to the use of their name under the heading "Miscellaneous -- Auditors" in the Prospectus.



---------------
* To be filed by Amendment.

                                   SIGNATURES


      PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 20TH DAY OF AUGUST, 2003


                         Signatures appear on page II-4.

      The principal officers and a majority of the members of the Board of Directors of Citigroup Global Markets Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such officers or directors.

CITIGROUP GLOBAL MARKETS UNIT TRUSTS
      (Registrant)
CITIGROUP GLOBAL MARKETS INC.
     (Depositor)

                                          By:   /s/  KEVIN KOPCZYNSKI
                                                --------------------------------
                                                     KEVIN KOPCZYNSKI
                                                     (Authorized Signatory)

      By the following persons*, who constitute the principal officers and a majority of the Board of Directors of Salomon Smith Barney Inc.:

      Name                                           Title
      ----                                           -----

      ROBERT DRUSKIN                           Chief Executive Officer,
                                                President and Director
      DERYCK C. MAUGHAN                        Director
      CHARLES O. PRINCE, III                   Chairman and Director
      RICHARD SALVATORE SPEZIALE               Chief Financial Officer

                                               By:   /S/  KEVIN KOPCZYNSKI
                                                     ---------------------------
                                                          KEVIN KOPCZYNSKI
                                                          (Attorney-in-Fact for
                                                           the persons listed
                                                           above)



---------------
* Pursuant to Powers of Attorney filed as exhibits to Registration Statement Nos. 333-62533, 333-66875 and 333-83588.